Exhibit C

Project Budget

The Hot Dog Box - Financial Projections Year 1-3

Revenue	2023		2024		2025	
Restaurant Sales		443,750		887,500		2,218,750
Catering Events		67,500		135,000		337,500
4-Pack Hot Dogs		49,858		99,717		249,291
Sauces		9,780		19,560		48,900
Clothing / Gear		4,860		9,720		24,300
Limited Time Products		7,620		15,240		38,100
Total Revenue	$	**583,368**	$	**1,166,737**	$	**2,916,841**
Cost of Goods Sold						
Restaurant Sales		110,938		221,875		554,688
Catering Events		33,750		67,500		168,750
4-Pack Hot Dogs		23,345		46,690		116,725
Sauces		4,401		8,802		22,005
Clothing / Gear		1,620		3,240		8,100
Limited Time Products		3,810		7,620		19,050
Total Cost of Goods Sold		**177,864**		**355,727**		**889,318**
Gross Margin		405,505		811,010		2,027,524
Payroll		189,587		455,264		1,072,323
Operating Expenses						
Advertising / Marketing		24,000		42,000		94,500
Contract Labor (Not included in payroll)		2,400		14,400		50,400
Insurance (other than health)		2,400		3,000		3,750
Legal and Professional Services		2,400		12,000		24,000
Rent or Lease -- Other Business Property		120,000		180,000		239,400
Repairs and Maintenance		3,600		5,400		8,100
Supplies		6,000		9,000		13,500
Travel, Meals and Entertainment		4,800		7,200		10,800
Utilities		21,000		31,500		41,895
Miscellaneous		10,500		15,750		23,625
Total Operating Expenses	$	**197,100**	$	**320,250**	$	**509,970**
Income (Before Other Expenses)	$	**18,818**	$	**35,495**	$	**445,230**
Other Expenses						
Commercial Loan		23,335		46,669		116,674
Total Other Expenses	$	**23,335**	$	**46,669**	$	**116,674**
Net Income Before Income Tax	$	**(4,517)**	$	**(11,174)**	$	**328,557**
Income Tax	$	**-**	$	**-**	$	**91,996**
Net Income/Loss	$	**(4,517)**	$	**(11,174)**	$	**236,561**